Filed by Alumis Inc.

pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.
Commission File No.: 001-41696
Date: April 4, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 6, 2025, among Alumis Inc., a Delaware corporation (“Alumis”), ACELYRIN, Inc., a Delaware corporation (“ACELYRIN”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of Alumis.

Alumis and ACELYRIN File Joint Definitive Proxy Statement for Proposed Merger

Stockholders to benefit from differentiated late-stage portfolio of therapies and strong balance sheet

Boards unanimously recommend stockholders vote “FOR” the merger

Transaction expected to be completed in second quarter of 2025

SOUTH SAN FRANCISCO, Calif. and LOS ANGELES, April 4, 2025 – Alumis Inc. (Nasdaq: ALMS), a clinical-stage biopharmaceutical company developing therapies using a precision approach to optimize clinical outcomes and significantly improve the lives of patients with immune-mediated diseases, and ACELYRIN, INC. (Nasdaq: SLRN), a late-stage clinical biopharma company focused on accelerating the development and delivery of transformative medicines in immunology, have jointly filed a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed merger of the two companies. The joint proxy statement/prospectus are being mailed to all Alumis and ACELYRIN stockholders entitled to vote.

Each company will hold a respective Special Meeting of Stockholders virtually at 12:00 p.m. E.T. on Tuesday, May 13, 2025. The stockholders of record as of the close of business on April 1, 2025, will be entitled to vote at the respective special meetings of stockholders.

With a team that has a successful track-record of developing innovative therapies and an extended financial runway, the transaction will unlock the value of the combined portfolio for current and future investors. Key highlights of the transaction:

•	Creates a late-stage clinical biopharma company dedicated to innovating, developing and commercializing transformative therapies for immune-mediated diseases.

•	Differentiated pipeline with multiple upcoming milestones expected, including:

o	Topline data from Phase 3 ONWARD trials for Alumis’ ESK-001 in moderate-to-severe plaque psoriasis expected for readout in 1Q 2026

o	Topline data from Phase 2b LUMUS trial in systemic lupus erythematosus on track for readout in 2026

o	Phase 2 clinical trial initiation for Alumis’ A-005 in MS

o	Addition of lonigutamab, a subcutaneously delivered anti-IGF-1R for thyroid eye disease, with committed capital for a clinical development plan to evaluate its potential differentiation

•	Pro forma cash of approximately $737 million as of December 31, 2024, provides runway into 2027, beyond multiple expected clinical readouts.

•	Combined company to benefit from world-class leadership team with proven record of operating discipline and capital efficiency. By combining assets, resources and talent, including members of ACELYRIN’s lonigutamab program, the combined company will be well positioned to maximize the value of its pipeline.

Following unanimous approval from the disinterested directors, the Boards of Directors of both companies recommend their respective stockholders vote “FOR” the proposed merger.

As set forth in the definitive joint proxy statement/prospectus, ACELYRIN stockholders will receive 0.4274 shares of Alumis common stock for each share of ACELYRIN common stock owned. Upon the close of the transaction, Alumis stockholders will own approximately 55% of the combined company and ACELYRIN stockholders will own approximately 45% of the combined company, on a fully diluted basis.

Alumis stockholders who need assistance completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Alumis Special Meeting may contact Alumis’ proxy solicitors:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Email: proxy@mackenziepartners.com

Toll-Free: (800) 322-2885

ACELYRIN stockholders who need assistance completing the proxy card, need additional copies of the proxy materials, or have questions regarding the ACELYRIN Special Meeting may contact ACELYRIN’s proxy solicitors:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Email: SLRN@investor.sodali.com

Toll-Free: (800) 662-5200

The transaction is expected to close in the second quarter of 2025, subject to approval by the stockholders of both companies and satisfaction of other customary closing conditions.

About Alumis

Alumis is a clinical-stage biopharmaceutical company developing oral therapies using a precision approach to optimize clinical outcomes and significantly improve the lives of patients with immune-mediated diseases. Leveraging its proprietary precision data analytics platform, Alumis is building a pipeline of molecules with the potential to address a broad range of immune-mediated diseases as monotherapy or combination therapies. Alumis’ most advanced product candidate, ESK-001, is an oral, highly selective, small molecule, allosteric inhibitor of TYK2 that is currently being evaluated for the treatment of patients with moderate-to-severe plaque psoriasis and systemic lupus erythematosus. Alumis is also developing A-005, a clinical-stage, CNS-penetrant, allosteric TYK2 inhibitor for the treatment of neuroinflammatory and neurodegenerative diseases. Beyond TYK2, Alumis’ proprietary precision data analytics platform and drug discovery expertise have led to the identification of additional preclinical programs that exemplify its precision approach. Incubated by Foresite Labs and led by a team of industry veterans experienced in small-molecule compound drug development for immune-mediated diseases, Alumis is pioneering a precision approach to drug development to potentially produce the next generation of treatment to address immune dysfunction.

About ACELYRIN

ACELYRIN, INC. (Nasdaq: SLRN) is focused on providing patients life-changing new treatment options by identifying, acquiring, and accelerating the development and commercialization of transformative medicines. ACELYRIN’s lead program, lonigutamab, is a subcutaneously delivered monoclonal antibody targeting IGF-1R being investigated for the treatment of thyroid eye disease.

Alumis Contacts

Investor Relations: Teri Dahlman Red House Communications teri@redhousecomms.com

Proxy Solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Email: proxy@mackenziepartners.com

Toll-Free: (800) 322-2885

Media: Jim Golden / Jack Kelleher / Tali Epstein Collected Strategies Alumis-CS@collectedstrategies.com

ACELYRIN, INC Contacts

Investor Relations and Media: Tyler Marciniak Vice President of Investor Relations and Corporate Operations tyler.marciniak@acelyrin.com

Proxy Solicitor:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Email: SLRN@investor.sodali.com

Toll-Free: (800) 662-5200

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis and ACELYRIN in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement , including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN included therein (the “joint proxy statement/prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2025 in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis has filed with the SEC the registration statement, which includes the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in the registration statement, which includes the joint proxy statement/prospectus. Information about ACELYRIN’s directors and executive officers is set forth in ACELYRIN’s Annual Report on Form 10-K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.